  November 28, 2011

Ms. Linda Stirling Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

RE:

Dunham Funds File Nos. 333-147999 and 811-22153

Dear Ms. Stirling:

On September 15, 2011, Dunham Funds (the “Trust” or the “Registrant”) filed a Post-Effective Amendment to its Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of to register the Dunham Focused Large Cap Growth Fund, a new series of the Trust.  On October 26, 2011, Marc Collins received comments from you by telephone on the filing.  Your comments and the Registrant’s response to these comments are set forth below.

PROSPECTUS

Comment 1-

In the Fee Table, in footnote 4,  please confirm that all exclusions to the expense limitation agreement are disclosed in the footnote.  Please include in the footnote information regarding the recoupment of any fees waived under the agreement, the termination date of the agreement and who can terminate the agreement and under what conditions.

Response 1 – The Registrant confirms that there are no exclusions to the Fee Waiver Agreement.

Comment 2 – In the Principal Investment Strategy section, in the second sentence of the first paragraph, the minimum capitalization of $7 billion is low according to the staff’s current view of how large capitalization companies are classified.  In the staff's opinion, the minimum should be greater than $10 billion.

Response 2 – After discussions with the Fund’s investment adviser, it was determined that $10 billion is an extremely high minimum for a Large Growth company. For example, the investment adviser reported that Morningstar defines “large cap” as “stocks in the top 70% of capitalization of the U.S. equity market”. If one uses the S&P 500 Index as a representation of the U.S. equity market, this equates to $7.2 billion as the base for Large Cap companies.  Furthermore, if the Fund were to use $10 billion as the capitalization floor, then as of 10/31/11, only 187 of 591 stocks in the Russell 1000 Growth (the index widely accepted as the benchmark index for U.S. Large Cap Growth funds) would be allowed.  Accordingly, the Registrant has opted to maintain the $7 billion capitalization minimum and no change has been made to the prospectus.

Comment 3 - – In the Principal Investment Strategy section, in the fourth sentence of the first paragraph,  revise the sentence in plain English and, if necessary, define terms such as “fundamental factors” and “secular drivers of overall growth”.

Response 3 – The sentence has been revised as follows: “The Sub-Adviser’s investment philosophy focuses on the analysis of the company’s financial statements, the company’s business model, the company’s perceived advantages over its competitors, and the attractiveness, size and growth rate of each company’s market where it competes.”

Comment 4 – In the Principal Investment Strategy section generally, although the name of the Fund includes the word “Focused”, there is nothing in the strategy section that discusses the focused nature of the fund, its investments or its strategy.  Revise the section or revise the name of the Fund.

Response 4 – The following sentence has been added to the Principal Investment Strategy section:  “The Fund is considered a focused fund as it limits the number of holdings in the portfolio to 35 stocks.”

Comment 5 – In the Principal Investment Risks section, based on the Fund’s investment strategy, there should also be a Large Cap risk disclosure and  a Growth Style Investing risk disclosure.

Response 5 – The Registrant has added the following disclosures to the Principal Risk Sections of both the summary and statutory prospectus:

“Large Cap Stocks Risk – Because the investment focus of the Fund is on large cap stocks, the value of the Fund maybe more volatile that the market as a whole and can perform differently from the value of the market as a whole.  The value of securities of large cap issuers may change as large cap investing style goes in and out of favor depending on a variety of political, regulatory, market or economic developments.”

“Growth Style Investing Risk The prices of growth securities are often more sensitive to market fluctuations because of their heavy dependence on future earnings expectations, and can be more volatile than the market in general.” Comment 6 – Under the heading “Sub-Adviser Portfolio Managers,” please include the job titles for Mr. Johnson and Mr. O’Gorman in their roles with the Sub-Adviser.

Response 6 – The titles of Mr. Johnson, as Chief Executive Officer, Chief Investment Officer and Portfolio Manager of The Ithaka Group, LLC, and Mr. Gorman as President and Portfolio Manager of The Ithaka Group, LLC, have been added to the summary disclosures.

Comment 7 – Under the heading “Purchase and Sale of Fund Shares,”  the two sentences describing the investment minimums for the Class A and Class C shares are identical. Please consider combing into one sentence.

Response 7 – The Registrant has combined the sentences as requested.

Comment 8 – Under the heading “Principal Investment Strategies,” the first sentence in the section regarding the policy to invest 80% of the Fund’s assets in a particular type of security can be deleted as the policy is stated in the main paragraph in the summary and statutory prospectus.

Response 8 – Both sentences have been deleted as requested. The notice requirement of Rule 35d-1 has been included in the main strategy section of the summary and statutory prospectus.

Comment 9 – In the statutory section of the prospectus, please make the same changes to the Item 9 disclosures as were requested in the Item 2 disclosures.

Response 9 – Corresponding changes have been made to the disclosures in Item 9 as were made in the Item 2 disclosures.

Comment 10 – Regarding the “Notice of Privacy Policies & Practices,” delete the sentence following the “Definitions” section of the Notice as anything between the covers of the prospectus is deemed part of the prospectus.

Response 10 – The sentence has been deleted as requested.

STATEMENT OF ADDITIONAL INFORMATION

Comment 11 – In the Statement of Additional Information, under the heading “The Following Are the Fundamental Investment Limitations of the Funds,” in Fundamental Restriction 4, delete the word “physical” in the first line.

Response 11 – The word “physical” has been removed as requested.

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or additional comments, please call the undersigned at 513-352-6774.

Very truly yours,

/s/Marc L. Collins
Marc L. Collins